Exhibit 35.9

Corporate Trust Services MAC R1204-010 9062 Old Annapolis Road Columbia, MD 21045 Tel: 410 884 2000 Fax: 410 715 2380

Re:	Annual Statement of Compliance for BXP Trust 2017-GM, Commercial Mortgage Pass-Through Certificates, Series 2017-GM

Per the Trust and Servicing Agreement dated as of June 9, 2017 (the “Agreement”), the undersigned, a duly authorized officer of Wells Fargo Bank, N.A., as Certificate Administrator (“Wells Fargo”), hereby certifies as follows as of and for the year ending December 31, 2017 (the “Reporting Period”):

(a)    A review of Wells Fargo’s activities during the Reporting Period and of its performance under the Agreement has been made under such officer’s supervision; and

(b)    To the best of such officer’s knowledge, based on such review, Wells Fargo has fulfilled all of its obligations under the Agreement in all material respects throughout the reporting period, except as noted in Schedule A.

February 16, 2018

BRIAN SMITH
Vice President

Wells Fargo Bank, N.A.

Corporate Trust Services MAC R1204-010 9062 Old Annapolis Road Columbia, MD 21045 Tel: 410 884 2000 Fax: 410 715 2380

Schedule A

Material Instances of Non-Compliance

List of Exemptions for BXP Trust 2017-GM, Commercial Mortgage Pass-Through Certificates, Series 2017-GM

The July 13, 2017 distribution (the “July Distribution”), due to holders of certificates of the BXP Trust 2017-GM, Commercial Mortgage Pass-Through Certificates, Series 2017-GM, was made eight days late on July 21, 2017 by Wells Fargo. The inadvertent delay in the required distribution, consisting of approximately $4.45 million, was because of a human error in the verification of payment data from internal systems. The error resulted in a delay in the release of the payment information to the payment processing system. The impact of this error was limited to the July Distribution.

Wells Fargo Bank, N.A.